Exhibit 99.2

Company	Wolseley PLC
TIDM	WOS
Headline	Offer Document Posted
Released	11:48 10-Apr-06

OFFER UPDATE

Wolseley Bristol Limited

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO CANADA, AUSTRALIA OR JAPAN

FOR IMMEDIATE RELEASE

10 April 2006

Recommended cash offer

by

UBS Limited
(“UBS Investment Bank”)

on behalf of

Wolseley Bristol Limited
(a wholly-owned subsidiary of Wolseley plc)
and
(in the United States) by Wolseley Bristol Limited itself

for

Brandon Hire plc

OFFER DOCUMENTATION POSTED

Wolseley Bristol Limited, a wholly-owned subsidiary of Wolseley plc, announces that the offer documentation in respect of the Offer for Brandon Hire plc (“Brandon Hire”), which was announced on 28 March 2006, has been posted to shareholders today, 10 April 2006. Acceptances of the Offer should be received not later than 1.00 p.m. (London time) on 2 May 2006.

Words defined in the Offer Document have the same meaning in this announcement.

Enquiries:

Wolseley plc

Investors/Analysts:
Guy Stainer	+44 118 929 8744
Head of Investor Relations	+44 773 977 8187

John English	+1 513 771 9000
Director of Investor Relations,	+1 513 328 4900
North America

Press:
Penny Studholme	+44 118 929 8886
Director of Corporate Communications	+44 786 055 3834

UBS Investment Bank	+44 207 568 1000
(Financial adviser to Wolseley)
Liam Beere
Tim Waddell
James Robertson

The availability of the Offer to persons outside the United Kingdom may be affected by the laws of other jurisdictions. Such persons should inform themselves and observe any applicable requirements of those jurisdictions.

The Offer is not being made in or into, and is not capable of acceptance in or from, Canada, Australia or Japan. Accordingly, copies of this announcement and any offer documents are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from, Canada, Australia or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute documents in or into Canada, Australia or Japan.

This press release does not constitute the solicitation of an offer to buy securities in Canada, Australia or Japan or in any other jurisdiction in which such solicitation would be unlawful.

UBS Investment Bank is acting for Wolseley Bristol Limited and Wolseley plc in connection with the Offer and no-one else and will not be responsible to anyone other than Wolseley Bristol Limited and Wolseley plc for providing the protections offered to clients of UBS Investment Bank nor for providing advice in relation to the Offer.

END